SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SanDisk Corporation
Form 10-K for Fiscal Year Ended January 1, 2012
Filed February 23, 2012
File No. 000-26734

Dear Mr. Gilmore:
SanDisk Corporation (“SanDisk,” the “Company” or “we”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated April 26, 2012, relating to the Company’s Annual Report on Form 10-K (File No. 000-26734) for the fiscal year ended January 1, 2012 (the “Form 10-K”). We have set forth below the comments received by the Staff. Following each Staff comment is the Company’s response thereto.

Form 10-K for the Fiscal Year Ended January 1, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 41

1.
We note your disclosure on page 42 which reflects your belief that share-based compensation expense is not reflective of ongoing operating results. This characterization appears inconsistent with the fact that share-based compensation expense appears to be an ongoing expense and you report operating income within your statements of operations. In future filings, please revise this disclosure to resolve the inconsistencies and more clearly articulate your belief.

Response:
In light of the Staff’s comment, the Company has revised this disclosure in its Q1 ’12 Form 10‑Q, which was filed on May 8, 2012, and will revise its future filings as follows:

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“Share-based Compensation Expense. These expenses consist primarily of expenses for share-based compensation, such as stock options, restricted stock units and our employee stock purchase plan. Although share-based compensation is an important aspect of the compensation of our employees and executives, we exclude share-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses. Further, share-based compensation expenses are based on valuations with many underlying assumptions not in our control that vary over time and may include modifications that may not occur on a predictable cycle, neither of which are necessarily indicative of our ongoing business performance. In addition, the share-based compensation recorded is often unrelated to the actual compensation an employee realizes. We believe that it is useful to exclude share-based compensation expense for investors to better understand the long-term performance of our core operations and to facilitate comparison of our results to our prior periods and to our peer companies.”

Item 8. Financial Statements and Supplementary Data
Note 8- Concentrations of Risk and Segment Information, page F-32

2.
We note that your Chief Operating Decision Maker evaluates performance and makes decisions regarding allocation of resources based on total company results and therefore you have concluded that you operate in one segment. However, we further note that remarks made in your January 25, 2012 Q4 2011 Results- Earnings Call indicate that you have multiple segments including Client SSD, Enterprise SSD and Mobile. Please tell us whether you considered determining operating segments based on the three segments described in your presentation. In this regard, describe the following with respect to your Client SSD, Enterprise SSD and Mobile segments:

•	your management and reporting structure;

•	the nature of discrete financial information that you generate;

•	how resources are allocated and performance is evaluated; and

•	how information is presented to the board of directors.
Refer to ASC 280-10-50-1 through 50-9.

Response: The Company reviewed the guidance in ASC 280-10-50-1 through 50-9 and considered many factors, including the information its Chief Operating Decision Maker (“CODM”) reviews, the Company’s business activities and the Company’s reporting structure, in determining its operating segment. The context in which Client SSD, Enterprise SSD and Mobile were used in the Earnings Call was to describe the end markets to which the Company sells its products and not operating segments.

We believe these end markets do not represent reporting segments. Specifically, there is no discrete financial information for Mobile provided to the CODM, other than revenue. With respect to Client SSD and Enterprise SSD, revenue, direct costs and contribution margin are provided to our CODM; however, neither Client SSD nor Enterprise SSD met the quantitative thresholds in ASC 280-10-50-12 for separate presentation. Specifically, for each of Client SSD and Enterprise SSD, the revenue and the measure of profitability (i.e., contribution margin) represented less than 2% of the consolidated revenue and contribution margin, respectively, during the year ended January 1, 2012 and were considered immaterial. In addition, no balance sheet information for Client SSD and Enterprise SSD is presented to the CODM.

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The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.
Please direct any questions or comments regarding this filing to the undersigned at (408) 801-1516, or our Chief Legal Officer and Senior Vice President of IP Licensing, James Brelsford at (408) 801-2440.

Yours truly,
/s/ Judy Bruner
Judy Bruner EVP, Administration & Chief Financial Officer SanDisk Corporation

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